Filed by Sempra Energy

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sempra Energy

Commission File No.: 1-14201

Potential Q&A

[This document contains sample questions and answers developed internally to respond to questions received from shareholders, employees or other stakeholders.]

December 18, 2020

Sempra Energy | Potential Q&A

Transaction Overview & Rationale

Question	Suggested Answer
1. Who is proposing to offer to buy the publicly held shares of Infraestructura Energética Nova, S.A.B. de C.V. (“IEnova”)?	∎ Sempra Energy (“Sempra” or “SRE”), approximately 70% indirect owner of IEnova.
2. Who can participate in the exchange offer?	∎ Any holder of publicly-held IEnova ordinary shares.
3. What is the timing for the exchange offer? What are the approvals/legal requirements pending in order to be able to launch the exchange offer?

∎   SRE intends to launch the exchange offer following receipt of required approvals. While the actual timing is based on the regulatory approval process and is beyond SRE’s control, Sempra expects to launch the exchange offer during 1Q 2021.

∎   It is anticipated that the exchange offer will remain open for no less than 20 business days, with SRE having the option to extend it under certain circumstances, including if any of the conditions of the exchange offer have not been satisfied or waived by Sempra as of the expiration date of the exchange offer.

∎   Pending regulatory approvals by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and pending the U.S. Securities and Exchange Commission (“SEC”) declaring SRE’s U.S. registration statement relating to the exchange offer effective.

4. What is Sempra offering in exchange for IEnova’s shares?

∎   Sempra has presented a non-binding offer to IEnova’s board of directors consisting of an exchange ratio of 0.0313 shares of Sempra’s common stock for each one IEnova ordinary share tendered into the exchange offer. This exchange ratio is subject to change.

∎   No fractional shares of Sempra common stock will be delivered in the exchange offer. If the number of shares of Sempra’s common stock to be delivered to a holder of IEnova shares in the exchange offer pursuant to this exchange ratio does not correspond to a whole number, the holder of IEnova shares should contact its custodian to understand the mechanism to be executed in lieu of delivering such fractional shares.

5. Does Sempra have enough resources to pay the consideration for the exchange offer?	∎ The proposed transaction is a stock-for-stock exchange offer, so there will be no cash consideration paid in the transaction.
6. Why offer stock instead of cash in the exchange offer?

∎   Provide investors with the opportunity to become shareholders of Sempra.

∎   We believe there are several benefits of becoming a Sempra shareholder, including:

—  Sempra has a diversified investment portfolio of regulated utilities and long-term contracted energy infrastructure that is expected to provide an attractive combination of stable cash flows, plus growth opportunity for IEnova shareholders;

—  Sempra has a long history of increasing its dividend every year and had a payout ratio of approximately 60% in 2019, its last complete fiscal year; and

—  Sempra common stock is a more liquid security than IEnova ordinary shares.

7. Is the common stock of Sempra Energy going to be listed on the SIC or BMV? Will the shares have the same ISIN as the current NYSE-listed Sempra shares of common stock?

∎   Sempra’s common stock will be registered with the Mexican National Securities Registry (Registro Nacional de Valores, or “RNV”) and listed on the BMV (Sempra shares are currently listed on the International Quotation System (“SIC”) and will be delisted from the SIC following registration at the RNV and listing on the BMV).

∎   Yes, the ISIN will be the same.

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Sempra Energy | Potential Q&A

Transaction Overview & Rationale

Question	Suggested Answer
8. How liquid will the SRE common stock be if the exchange offer is completed?	∎ SRE common stock is listed on the New York Stock Exchange (“NYSE”), and it will be listed on the BMV and will no longer be listed on the SIC if the exchange offer is completed.
9. If I tender my IEnova shares, can I trade my shares on the BMV and on the NYSE, the primary U.S. stock exchange on which Sempra’s common stock is listed?	∎ Yes.
10. Will IEnova be removed from indices following the exchange offer?

∎   IEnova’s inclusion in the indices could be affected depending on the results of the exchange offer.

∎   If SRE achieves 95% or more ownership of IEnova in the exchange offer and all requirements under applicable law and regulations are met, it intends to request to delist IEnova’s ordinary shares from the BMV and cancel IEnova’s registration with the RNV.

11. What is the minimum acceptance level to complete the exchange offer? Is that threshold a requirement for Sempra to complete the exchange offer?	∎ Sempra achieving 95% or more ownership of IEnova is a condition for Sempra’s acceptance of IEnova shares tendered into the exchange offer; however it can be waived by Sempra at its discretion.
12. If the conditions for Sempra’s acceptance of IEnova shares tendered into the exchange offer are not satisfied, could the terms of the exchange offer be changed?

∎   Sempra can waive the conditions for its acceptance of the IEnova shares tendered into the exchange offer, including its ownership of at least 95% of IEnova, at its discretion. During the period during which the exchange offer is open, Sempra could unilaterally change the terms of the exchange offer at any time, in which case Sempra would need to disclose the change via public announcement and extend the period during which the exchange offer remains open for no less than an additional 5 business days (or 10 business days for any change to the exchange ratio) and all IEnova shareholders would need to have the opportunity to consider the new terms of the exchange offer. In the event of a change to the exchange ratio, IEnova’s board of directors would need to issue a new opinion on the fairness of the new exchange ratio, exclusively from a financial perspective, based on a new opinion of IEnova’s Corporate Practices Committee.

13. Does the IEnova board need to approve the terms of the exchange offer before Sempra can launch the exchange offer?

∎   IEnova’s board is expected to issue an opinion on the fairness of the exchange ratio for the exchange offer, exclusively from a financial perspective, taking into consideration the opinion of IEnova’s Corporate Practices Committee. However, each IEnova shareholder will make its own decision regarding whether or not to participate in the exchange offer.

∎   This opinion is expected to be issued no later than 10 business days after the launch of the exchange offer.

∎   IEnova’s board will likely retain a financial advisor to provide a fairness opinion.

∎   SRE can launch the exchange offer once it obtains approvals from all applicable regulatory authorities, including the CNBV and BMV, and the SEC declares SRE’s U.S. registration statement relating to the exchange offer effective.

14. Who participates in the IEnova board’s opinion on the exchange offer?

∎   Only the IEnova board members who are independent from Sempra and its affiliates will participate in the board’s opinion with respect to the fairness of the exchange ratio from a financial perspective. All members of IEnova’s board who are related to Sempra or its affiliates will abstain from any participation with respect to such opinion as required under Mexican law.

∎   Each IEnova shareholder will make its own decision regarding whether to participate in the exchange offer.

Sempra Energy | Potential Q&A

Transaction Overview & Rationale

Question	Suggested Answer

15.  Who will decide whether to participate in the exchange offer? Will the IEnova board’s opinion on the fairness of the exchange ratio for the exchange offer determine whether an IEnova shareholder participates in the exchange offer?

∎ Each IEnova shareholder will make its own decision regarding whether to participate in the exchange offer.
16. Do IEnova shareholders have any recourse to challenge the exchange offer?

∎   IEnova shareholders have the right to refuse to tender their IEnova shares in the exchange offer, but by doing so they will keep a security whose liquidity and market value could be materially adversely affected after completion of the exchange offer and that, if delisted, would grant less favorable minority rights to remaining shareholders. IEnova shareholders do not have appraisal rights.

17. Why does SRE want to delist IEnova?

∎   This transaction is part of a broader plan to simplify Sempra´s energy infrastructure investments under one platform, with the goal of creating scale, unlocking portfolio synergies and better positioning the business for growth.

∎   SRE looks forward to deepening its long-standing commitment to expanding energy infrastructure across Mexico.

∎   SRE remains dedicated to Mexico’s capital markets and believes that listing its common stock on the BMV is demonstrative of this commitment.

18. What was the recent Sempra announcement about the series of integrated transactions, including the exchange offer?

∎   SRE has announced a series of integrated transactions:

—  Intends to unify the ownership of Sempra’s liquefied natural gas (“LNG”) business and IEnova under Sempra Infrastructure Partners (“SIP”);

—  Process underway to sell a non-controlling interest in SIP to fund growth and highlight the value of the overall portfolio; and

—  Intends to launch an exchange offer to acquire all the outstanding shares of IEnova not owned by Sempra and list its common stock on the BMV.

∎   Following these transactions, SRE will continue to own the majority of SIP, which will own SRE’s interests in IEnova and its LNG business.

∎   If SRE achieves 95% or more ownership of IEnova in the exchange offer and all requirements under applicable law and regulations are met, it intends to request to delist IEnova’s ordinary shares from the BMV and cancel IEnova’s registration with the RNV.

19. What will be the valuation and the sell down at the Sempra Infrastructure Partners level?	∎ The sale process is underway; it would be premature to speculate on valuation. As stated publicly, SRE plans to sell a minority interest in SIP.
20. What will be the use of funds from the proceeds from the minority sale of Sempra Infrastructure Partners?	∎ Sempra expects to use these funds for organic growth and to increase balance sheet capacity.
21. What is SRE’s current dividend policy, and how does that compare to IEnova’s current dividend policy?

∎   SRE:

—  Declarations of dividends on Sempra common stock are at the discretion of its board of directors and will be determined by the board after the consideration of various factors, including, earnings, cash flows, and financial condition, financial and legal requirements, and other relevant factors of Sempra and its subsidiaries at the time.

—  On February 25, 2020 Sempra´s board of directors approved an increase in Sempra Energy’s quarterly common stock dividend to $1.045 per share ($4.18 annually), payable starting April 15, 2020.

∎   IEnova:

—  Dividends are evaluated and recommended by the board of directors every year. IEnova does not plan to pay dividends in 2020.

∎   During the three-year period ended Dec. 2019, IEnova paid dividends on three occasions in the aggregate amount on each occasion of: Nov. 2019: US$220 million, Aug. 2018: US$210 million, Aug. 2017: US$200 million.

Sempra Energy | Potential Q&A

Transaction Overview & Rationale

Question	Suggested Answer
22. What could happen if I don’t participate in the exchange offer and IEnova is delisted?

∎   If IEnova’s shares are delisted after consummation of the exchange offer, you would become a shareholder of a private company, keeping a security with less liquidity, and the market value of your IEnova shares would likely be materially adversely affected after completion of the exchange offer. Additionally, you would not be afforded with the same minority shareholder rights currently granted to IEnova’s public shareholders due to its status as a Mexican publicly-listed company (sociedad anónima bursátil).

∎   If IEnova’s shares are delisted after completion of the exchange offer, Sempra will be required to constitute a delisting trust, as required under the applicable regulations, which shall be maintained for no less than 6 months, and which shall maintain the funds required to acquire any IEnova shares that were not tendered in the exchange offer (at the greater of (1) IEnova’s volume weighted average trading price during the last 30 days before the launch of the exchange offer or (2) the book value of IEnova’s shares before the launch of the exchange offer). These amounts could be materially less than the value of is the consideration offered in the exchange offer.

23. Are there any tax implications if I participate in the exchange offer?	∎ We cannot provide any tax advice. Please refer to the documents Sempra will file with the SEC and has filed with the CNBV in connection with the exchange offer for more information.
24. Is there a political component influencing the timing of the transaction?

∎   This transaction is part of a broader plan to simplify Sempra´s energy infrastructure investments under one platform, with the goal of creating scale, unlocking portfolio synergies and better positioning the business for growth.

∎   SRE believes in the long-term potential of IEnova and the Mexican market as a whole.

∎   SRE remains dedicated to Mexico’s capital markets and believes that listing its common stock on the BMV is demonstrative of this commitment.

25. If I have any questions, who can I contact?

∎   Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer (“BBVA”) is acting as exchange agent and the information agent in the tender offer. If you have any questions, please contact any of the following BBVA representatives:

Arturo Medina

+52 55 1807 4850

josearturo.medina@bbva.com

Carlos Pacheco

+52 55 5057 6633

carlosjavier.pacheco@bbva.com

Irini Trujillo

+52 55 2979 5071

irini.trujillo@bbva.com

∎   If you would like to contact Sempra with questions, please contact:

Nelly Molina

619-696-2005

NMolina@sempra.com

Lindsay Gartner

619-696-2461

L2Gartner@sempra.com

Sempra Energy | Potential Q&A

Valuation

Question	Suggested Answer
26. What is the exchange ratio for the exchange offer?

∎   Sempra has presented a non-binding offer to IEnova’s board of directors consisting of an exchange ratio of 0.0313 shares of Sempra’s common stock for each one IEnova ordinary share tendered into the exchange offer. This exchange ratio is subject to change.

27. How did Sempra arrive at the exchange ratio?

∎   Sempra believes the exchange ratio it has included in its non-binding offer provides IEnova’s public shareholders with a strong valuation – this exchange ratio implies a 12.6% premium over the closing price of IEnova shares as quoted on the BMV on December 1, 2020, the last full trading day before the public announcement of the exchange offer (based on the closing price of Sempra shares of common stock on the NYSE on December 1, 2020 and a Ps./USD exchange rate of $20.05 published by the Mexican Central Bank (Banco de México) as of that date), as well as an 11.6% and 22.6% premium over IEnova’s 30-day and 90-day volume-weighted average stock prices, respectively (in each case for the periods ended November 27, 2020 and based on the closing price of Sempra shares of common stock on the NYSE on that date and a Ps./USD exchange rate of $20.0777 published by the Mexican Central Bank as of that date).

∎   Additionally, in the exchange offer, IEnova’s public shareholders have the opportunity to become owners of Sempra common stock and share in Sempra’s diversified portfolio of regulated utilities and long-term contracted energy infrastructure, providing IEnova’s public shareholders the opportunity to become owners in a company with greater scale and diversity relative to IEnova.

Sempra Overview

Question	Suggested Answer
29. What will be the relevant organizational structure of Sempra post-exchange offer and SIP transactions?

∎   New structure will unify the ownership of IEnova and Sempra’s LNG business under SIP, thus simplifying its energy infrastructure investments under one platform.

∎   A process is underway to sell a non-controlling interest in SIP to fund growth and highlight the value of the overall portfolio. If such a sale is completed, Sempra would remain the controlling shareholder of Sempra Infrastructure Partners, which will own Sempra’s interests in IEnova and its LNG business.

Additional Information and Where to Find It

The proposed stock-for-stock exchange offer will be submitted to IEnova’s shareholders for their consideration. In connection with the proposed exchange offer, Sempra Energy will file a registration statement with the U.S. Securities and Exchange Commission (SEC), which will include a prospectus relating to the offer and sale of the Sempra Energy common stock to be issued in the exchange offer, and has filed a prospectus and registration statement offering memorandum with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (CNBV). Shareholders are urged to read the registration statements carefully and in their entirety, along with any other relevant

Sempra Energy | Potential Q&A

documents or materials filed or to be filed with the SEC or the CNBV in connection with the proposed exchange offer or incorporated by reference in the registration statements, because they will contain important information about the proposed exchange offer and the parties thereto. The registration statements and other documents will be available free of charge at the SEC’s internet website, www.sec.gov, and on the CNBV’s website at www.gob.mx/cnbv and BMV’s website at www.bmv.com.mx. The registration statements and other pertinent documents may also be obtained free of charge by directing a written request to Sempra Energy, Attn: Corporate Secretary, at 488 8th Avenue, San Diego, California 92101.

Neither this document nor the information contained herein shall constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the United States or Mexico will be made except pursuant to an effective registration statement and by means of the prospectus included in such registration statement and the related materials filed with the SEC and the CNBV. The securities discussed herein will not be offered or acquired until the CNBV has authorized the proposed exchange offer, as provided for in the Mexican Securities Act (Ley del Mercado de Valores), and the SEC has declared effective the registration statement related to the proposed exchange offers that will be filed.

Certain Information Concerning Participants

Sempra Energy and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of tenders of securities in connection with the proposed exchange offer. Information about Sempra Energy’s directors and executive officers is included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 27, 2020.

Forward-Looking Statements

This document contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions with respect to the future, involve risks and uncertainties, and are not guarantees. Future results may differ materially from those expressed in the forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this document. We assume no obligation to update or revise any forward-looking statement as a result of new information, future events or other factors.

Forward-looking statements in this document include any statements regarding the ability to complete the proposed transactions described herein on the anticipated timeline or at all, the anticipated benefits of these transactions if completed, the projected impact of these transactions on Sempra Energy’s performance or opportunities, and any other statements regarding Sempra Energy’s expectations, beliefs, plans, objectives or prospects or future performance or financial condition as a result of or in connection with these transactions. In this document, forward-looking statements can be identified by words such as “believes,” “expects,” “anticipates,” “plans,” “estimates,” “projects,” “forecasts,” “should,” “could,” “would,” “will,” “confident,” “may,” “can,” “potential,” “possible,” “proposed,” “target,” “pursue,” “outlook,” “maintain,” or similar expressions, or when we discuss our guidance, strategy, goals, vision, mission, opportunities, projections or intentions.

Factors, among others, that could cause our actual results and future actions to differ materially from those described in any forward-looking statements include risks and uncertainties relating to: the timing of the proposed transactions described herein; the ability to satisfy the conditions to closing these transactions; the ability to obtain regulatory approvals necessary to complete these transactions; the ability to identify a suitable partner for SIP and negotiate favorable terms for such partnership; the ability to achieve the anticipated benefits of these transactions; the effect of this communication on Sempra Energy’s or IEnova’s stock prices; transaction costs; the diversion of management time on transaction-related issues; the effects on these transactions of industry, market, economic, political or regulatory conditions outside of Sempra Energy’s control; the effects on these transactions of disruptions to Sempra Energy’s or IEnova’s respective businesses; California wildfires, including the risk that we may be found liable for damages regardless of fault and the risk that we may not be able to recover any such costs from insurance, the wildfire fund established by California Assembly Bill 1054 or in rates from customers; decisions, investigations, regulations, issuances of permits and other authorizations, renewals of franchises, and other actions by (i) the Comisión Federal de Electricidad, California Public Utilities Commission (CPUC), U.S. Department of Energy, Public Utility Commission of Texas, and other regulatory and governmental bodies and (ii) states, counties, cities and other jurisdictions in the U.S., Mexico and other countries in which we operate or do business; the success of business development efforts, construction projects and major acquisitions and divestitures, including risks in (i) the ability to make a final investment decision, (ii) completing construction projects on schedule and budget, (iii) the ability to realize anticipated benefits from any of these efforts once completed, and (iv) obtaining the consent of partners; the impact of the COVID-19 pandemic on our (i) ability to commence and complete capital and other projects and obtain regulatory approvals, (ii) supply chain and current and prospective counterparties, contractors, customers, employees and partners, (iii) liquidity, resulting from bill payment challenges experienced by our customers, including in connection with a CPUC-ordered suspension of

Sempra Energy | Potential Q&A

service disconnections, decreased stability and accessibility of the capital markets and other factors, and (iv) ability to sustain operations and satisfy compliance requirements due to social distancing measures or if employee absenteeism were to increase significantly; the resolution of civil and criminal litigation, regulatory inquiries, investigations and proceedings, and arbitrations; actions by credit rating agencies to downgrade our credit ratings or to place those ratings on negative outlook and our ability to borrow at favorable interest rates; moves to reduce or eliminate reliance on natural gas and the impact of the extreme volatility of oil prices on our businesses and development projects; weather, natural disasters, accidents, equipment failures, computer system outages and other events that disrupt our operations, damage our facilities and systems, cause the release of harmful materials, cause fires and subject us to liability for property damage or personal injuries, fines and penalties, some of which may not be covered by insurance (including costs in excess of applicable policy limits), may be disputed by insurers or may otherwise not be recoverable through regulatory mechanisms or may impact our ability to obtain satisfactory levels of affordable insurance; the availability of electric power and natural gas and natural gas storage capacity, including disruptions caused by failures in the transmission grid, limitations on the withdrawal of natural gas from storage facilities, and equipment failures; cybersecurity threats to the energy grid, storage and pipeline infrastructure, the information and systems used to operate our businesses, and the confidentiality of our proprietary information and the personal information of our customers and employees; expropriation of assets, the failure of foreign governments and state-owned entities to honor the terms of contracts, and property disputes; the impact at San Diego Gas & Electric Company (SDG&E) on competitive customer rates and reliability due to the growth in distributed and local power generation, including from departing retail load resulting from customers transferring to Direct Access, Community Choice Aggregation or other forms of distributed or local power generation, and the risk of nonrecovery for stranded assets and contractual obligations; Oncor Electric Delivery Company LLC’s (Oncor) ability to eliminate or reduce its quarterly dividends due to regulatory and governance requirements and commitments, including by actions of Oncor’s independent directors or a minority member director; volatility in foreign currency exchange, interest and inflation rates and commodity prices and our ability to effectively hedge the risk of such volatility; changes in tax and trade policies, laws and regulations, including tariffs and revisions to or replacement of international trade agreements, such as the United States-Mexico-Canada Agreement, that may increase our costs or impair our ability to resolve trade disputes; and other uncertainties, some of which may be difficult to predict and are beyond our control.

These risks and uncertainties are further discussed in the reports that Sempra Energy has filed with the SEC. These reports are available through the EDGAR system free-of-charge on the SEC’s website, www.sec.gov, and on the company’s website, www.sempra.com. Investors should not rely unduly on any forward-looking statements.

Sempra North American Infrastructure, Sempra LNG, Sempra Mexico, Sempra Texas Utilities, Oncor and Infraestructura Energética Nova, S.A.B. de C.V. (IEnova) are not the same companies as the California utilities, SDG&E or Southern California Gas Company, and Sempra North American Infrastructure, Sempra LNG, Sempra Mexico, Sempra Texas Utilities, Oncor and IEnova are not regulated by the CPUC.